03006407

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for February 6, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-92140
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 6, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: Ellen V. K

Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET SECURITIES CORPORATION

Mortgage Pass-Through Certificates, Series 2003-BC1

$249,986,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$192,246,000	1M Libor	2.23	1-93	26.75%	TBD	4/25/2032	Aaa/AAA/AAA
M1 (5)	$19,028,000	1M Libor	5.27	43-93	19.50%	TBD	4/25/2032	Aa2/AA/AA
M2(5)	$18,372,000	1M Libor	5.15	40-93	12.50%	TBD	4/25/2032	A2/A/A
B1(5)	$15,091,000	1 M Libor	5.09	38-93	6.75%	TBD	4/25/2032	Baa2/BBB/NR
B2(5)	$5,249,000	1M Libor	5.08	38-93	4.75%	TBD	4/25/2032	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$192,246,000	1M Libor	2.41	1-196	26.75%	TBD	4/25/2032	Aaa/AAA/AAA
M1 (5)	$19,028,000	1M Libor	5.79	43-173	19.50%	TBD	4/25/2032	Aa2/AA/AA
M2(5)	$18,372,000	1M Libor	5.64	40-161	12.50%	TBD	4/25/2032	A2/A/A
B1(5)	$15,091,000	1 M Libor	5.54	38-148	6.75%	TBD	4/25/2032	Baa2/BBB/NR
B2(5)	$5,249,000	1M Libor	5.42	38-130	4.75%	TBD	4/25/2032	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes that 100% of the Fixed Rate Mortgage Loans pay at 23% CPR and 100% of the Adjustable Rate Mortgage Loans pay at 27% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 4.75%.

(4) Class A is the Senior Certificate of the collateral pool.

(5) Classes M1, M2, B1 and B2 are the Subordinate Certificates of the Collateral Pool.

Origination and Servicing

As of February 1, 2003, Fairbanks is expected to service 100% of the loans. As of the closing date, 100% of the Mortgage Loans will be are serviced by Household. 100% of the loans will be master serviced by Aurora Loan Services.

100% of the mortgage loans have been restructured under Household's servicing program. Restructuring is usually offered to delinquent borrowers, and typically involves deferral of 1-3 monthly payments. The principal balance of the loan is not reduced during the deferral period while no payments are made. The monthly payment by the borrower does not change, resulting in a small balloon payment at the end of the loan. The interest portion of the deferred payments is tracked as a separate fee which must be paid prior to the release of the lien; this interest will not be available to the bonds.

None of the loans will be eligible for future restructuring after the Closing Date.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates until they have been retired. Principal will then be allocated sequentially to the M1, M2, B1 and B2 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be allocated sequentially to the A, M1, M2, B1 and B2 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

There will be rating agency defined Delinquency and Cumulative Loss Triggers, either of which will constitute a "Trigger Event" with respect to the Principal Payment Priority and Overcollateralization Target.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, B1 and B2 (the "Libor Certificates") will be equal to the lesser of (*i*) one-month LIBOR, plus their respective margins and (*ii*) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on January 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, B1 and B2 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* sequentially to Classes A, M1, M2, B1 and B2 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay sequentially to Classes M1, M2, B1 and B2 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B2, Class B1, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

The Class A will have limited protection by means of the subordination of the Subordinate Classes. Class A will have the preferential right to receive interest due and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, B1 and B2, Class M2 will be senior to Classes B1 and B2, and Class B1 will be senior to Class B2. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B2, B1, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 4.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 4.75% of the Cut-Off Date Balance and (ii) 9.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [%] of the Senior Enhancement Percentage for that Distribution Date, or if Cumulative Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, B1 and B2 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A Aaa/AAA/AAA Libor Floater	
M1 Aa2/AA/AA Libor Floater	
M2 A2/A/A Libor Floater	Classes M1, M2, B1 and B2 are subject to a lock-out period of 36 months with respect to principal payments.
B1 Baa2/BBB/NR Libor Floater	
B2 Baa3/BBB-/BBB- Libor Floater	

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC1
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: February 25, 2003
Cut-Off Date:	January 1, 2003
Expected Pricing Date:	January [ ], 2003
Expected Closing Date:	January 30, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	January 25, 2003
Day Count:	Actual/360 on Classes A, M1, M2, B1 and B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.010% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1 and M2. Minimum $100,000; increments $1 in excess thereof for Class B1 and Class B2..
SMMEA Eligibility:	The Classes A and M1 are expected to be SMMEA eligible. .
ERISA Eligibility:	The Class A is expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	4.54	3.12	2.23	1.51	1.09
Window (mos)	1-168	1-125	1-93	1-72	1-33
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	10/25/05
Class M1					
Avg. Life (yrs)	9.68	6.76	5.27	5.28	3.83
Window (mos)	58-168	38-125	43-93	52-72	33-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class M2					
Avg. Life (yrs)	9.68	6.76	5.15	4.55	4.62
Window (mos)	58-168	38-125	40-93	44-72	49-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class B1					
Avg. Life (yrs)	9.68	6.76	5.09	4.29	4.00
Window (mos)	58-168	38-125	38-93	40-72	41-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class B2					
Avg. Life (yrs)	9.68	6.76	5.08	4.20	3.77
Window (mos)	58-168	38-125	38-93	39-72	40-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	2.97	1.72	1.03
Window (mos)	1-119	1-77	1-31
Expected Final Mat.	12/25/12	6/25/09	8/25/05
Class M1			
Avg. Life (yrs)	6.44	5.09	3.19
Window (mos)	37-119	49-77	31-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class M2			
Avg. Life (yrs)	6.44	4.63	4.53
Window (mos)	37-119	42-77	51-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class B1			
Avg. Life (yrs)	6.44	4.45	3.99
Window (mos)	37-119	39-77	42-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class B2			
Avg. Life (yrs)	6.44	4.39	3.71
Window (mos)	37-119	38-77	40-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.83	3.32	2.41	1.65	1.09
Window (mos)	1-306	1-252	1-196	1-154	1-33
Expected Final Mat.	7/25/28	1/25/24	5/25/19	11/25/15	10/25/05
Class M1					
Avg. Life (yrs)	10.55	7.38	5.79	5.73	5.22
Window (mos)	58-290	38-227	43-173	52-143	33-131
Expected Final Mat.	3/25/27	12/25/21	6/25/17	12/25/14	12/25/13
Class M2					
Avg. Life (yrs)	10.52	7.34	5.64	4.96	5.11
Window (mos)	58-280	38-213	40-161	44-134	49-108
Expected Final Mat.	5/25/26	10/25/20	6/25/16	3/25/14	1/25/12
Class B1					
Avg. Life (yrs)	10.44	7.26	5.54	4.65	4.29
Window (mos)	58-262	38-193	38-148	40-120	41-97
Expected Final Mat.	11/25/24	2/25/19	5/25/15	1/25/13	2/25/11
Class B2					
Avg. Life (yrs)	10.28	7.12	5.42	4.47	3.99
Window (mos)	58-231	38-164	38-130	39-102	40-82
Expected Final Mat.	4/25/22	9/25/16	11/25/13	7/25/11	11/25/09

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	3.18	1.87	1.03
Window (mos)	1-245	1-166	1-31
Expected Final Mat.	6/25/23	11/25/16	8/25/05
Class M1			
Avg. Life (yrs)	7.08	5.55	4.03
Window (mos)	37-221	49-148	31-122
Expected Final Mat.	6/25/21	5/25/15	3/25/13
Class M2			
Avg. Life (yrs)	7.04	5.06	5.40
Window (mos)	37-207	42-142	51-101
Expected Final Mat.	4/25/20	11/25/14	6/25/11
Class B1			
Avg. Life (yrs)	6.96	4.83	4.24
Window (mos)	37-187	39-128	42-91
Expected Final Mat.	8/25/18	9/25/13	8/25/10
Class B2			
Avg. Life (yrs)	6.83	4.68	3.90
Window (mos)	37-159	38-108	40-77
Expected Final Mat.	4/25/16	1/25/12	6/25/09

Available Funds Cap Schedule (1) (2)

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	10.15684	31	13.88680
2	11.24540	32	13.88155
3	10.15744	33	14.37049
4	10.49633	34	13.90163
5	11.35120	35	14.35955
6	11.73119	36	13.89106
7	11.35130	37	13.88610
8	11.34983	38	15.36805
9	12.19490	39	13.87554
10	11.79933	40	14.33261
11	12.70059	41	13.86500
12	12.28955	42	14.32173
13	12.28665	43	13.85480
14	13.13090	44	13.84955
15	12.46000	45	14.30577
16	12.87207	46	13.83905
17	12.94397	47	14.29494
18	13.37304	48	13.82858
19	12.93779	49	13.82366
20	12.93393	50	15.29898
21	13.54453	51	13.81322
22	13.10349	52	14.26827
23	14.03719	53	13.80279
24	13.58111	54	14.25751
25	13.57632	55	13.79271
26	15.02562	56	13.78752
27	13.74268	57	14.24174
28	14.19557	58	13.77715
29	13.89563	59	14.23105
30	14.35479	60	13.76681

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC1 Collateral Summary

Total Number of Loans	2,587	**Prepayment Penalty**	
Total Outstanding Loan Balance	$262,452,765	None	30.0%
Average Loan Principal Balance	$101,450	0.001-1.000	2.3%
Fixed Rate	36.0%	1.001-2.000	14.4%
Adjustable Rate	64.0%	2.001-3.000	41.8%
Prepayment Penalty	70.1%	3.001-4.000	0.5%
Weighted Average Coupon	11.0%	4.001-5.000	11.0%
Weighted Average Margin	7.0%		
Weighted Average Initial Periodic Cap	2.7%	**Geographic Distribution**	
Weighted Average Periodic Cap	1.1%	(Other states account individually for less than	
Weighted Average Maximum Rate	17.2%	6% of the Cut-off Date principal balance)	
Weighted Average Floor	10.8%	TX	10.8%
Weighted Average Original Term (mo.)	330.8	NC	7.6%
Weighted Average Remaining Term (mo.)	301.4	GA	6.9%
Weighted Average Loan Age (mo.)	29.4	OH	6.9%
Weighted Average Combined LTV	88.8%	FL	6.8%
Non-Zero Weighted Average FICO	590	CA	6.1%
Non-Zero Weighted Average DTI	41.1%		
		Occupancy Status	
Product Type		Primary Home	99.5%
2/28 ARM (LIBOR)	46.7%	Investment	0.5%
Fixed Rate	22.1%		
3/27 ARM (LIBOR)	17.1%	**Lien Position**	
Balloon	13.9%	First	100.0%
Other	0.2%	Second	0.0%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	369	$14,260,154.85	5.43%
50,000.01 - 100,000.00	1,152	85,754,754.68	32.67
100,000.01 - 150,000.00	671	81,463,388.94	31.04
150,000.01 - 200,000.00	234	39,748,059.31	15.14
200,000.01 - 250,000.00	91	20,124,369.03	7.67
250,000.01 - 300,000.00	38	10,283,602.99	3.92
300,000.01 - 350,000.00	24	7,742,127.57	2.95
350,000.01 - 400,000.00	8	3,076,308.37	1.17
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 13,451.67
Maximum: 397,841.32
Weighted Average: 101,450.62

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
7.501 - 8.000	2	$267,897.67	0.10%
8.001 - 8.500	6	1,158,301.71	0.44
8.501 - 9.000	47	5,613,562.23	2.14
9.001 - 9.500	89	11,325,332.47	4.32
9.501 - 10.000	312	36,214,790.81	13.80
10.001 - 10.500	322	33,495,766.46	12.76
10.501 - 11.000	523	54,273,976.65	20.68
11.001 - 11.500	422	43,099,150.97	16.42
11.501 - 12.000	400	38,996,091.84	14.86
12.001 - 12.500	208	18,512,831.59	7.05
12.501 - 13.000	146	12,426,222.80	4.73
13.001 - 13.500	60	4,483,801.16	1.71
13.501 - 14.000	33	1,778,535.87	0.68
14.001 - 14.500	10	501,046.39	0.19
14.501 - 15.000	7	305,457.12	0.12
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 7.650%
Maximum: 14.992%
Weighted Average: 11.005%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
60 - 180	500	$40,550,076.08	15.45%
181 - 240	46	2,583,391.86	0.98
241 - 300	7	544,425.66	0.21
301 - 360	2,034	218,774,872.14	83.36
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 331

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 180	501	$40,571,398.92	15.46%
181 - 240	46	2,590,733.39	0.99
241 - 300	7	575,294.00	0.22
301 - 360	2,033	218,715,339.43	83.34
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 63
Maximum: 350
Weighted Average: 301

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	2	$56,102.49	0.02%
20.001 - 30.000	5	187,977.01	0.07
30.001 - 40.000	4	121,479.80	0.05
40.001 - 50.000	19	973,721.97	0.37
50.001 - 60.000	31	1,887,350.32	0.72
60.001 - 70.000	113	8,458,423.21	3.22
70.001 - 80.000	597	54,668,402.70	20.83
80.001 - 90.000	974	101,944,622.54	38.84
90.001 >=	842	94,154,685.70	35.87
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 9.670%
Maximum: 124.640%
Non-Zero WA: 88.777%

FICO Score(1)			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	13	$926,433.09	0.35%
500 - 519	195	15,996,273.01	6.09
520 - 539	245	22,402,282.21	8.54
540 - 559	305	29,571,094.59	11.27
560 - 579	280	27,179,917.92	10.36
580 - 599	520	57,067,335.69	21.74
600 - 619	445	47,859,229.50	18.24
620 - 639	276	29,333,283.20	11.18
640 - 659	166	17,426,651.84	6.64
660 - 679	68	6,783,263.01	2.58
680 - 699	46	5,006,583.11	1.91
700 - 719	12	1,424,921.47	0.54
720 >=	16	1,475,497.10	0.56
Total:	**2,587**	**$262,452,765.74**	**100.00%**

(1) As of origination

Non-Zero Minimum: 400
Maximum: 801
Non-Zero WA: 590

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	1,125	$123,100,004.89	46.90%
Cash Out Refinance	1,049	95,940,402.88	36.56
Rate/Term Refinance	268	27,029,501.12	10.30
Debt Consolidation	138	15,210,561.08	5.80
Construction Permanent	5	895,654.97	0.34
Home Improvement	2	276,640.80	0.11
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,465	$252,844,851.81	96.34%
Condo	80	6,495,642.52	2.47
Townhouse	28	2,183,046.33	0.83
2-4 Family	7	467,549.64	0.18
Manufactured Housing	7	461,675.44	0.18
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Texas	269	$28,371,006.87	10.81%
North Carolina	207	19,958,198.38	7.60
Georgia	160	18,181,102.35	6.93
Ohio	191	18,142,207.80	6.91
Florida	184	17,936,685.89	6.83
California	88	16,086,714.38	6.13
Michigan	171	15,533,119.71	5.92
Illinois	123	12,569,342.99	4.79
Tennessee	120	11,112,370.34	4.23
South Carolina	101	9,001,499.87	3.43
Indiana	86	7,688,955.68	2.93
Virginia	68	7,259,968.70	2.77
Pennsylvania	80	7,146,883.14	2.72
Colorado	40	5,941,264.56	2.26
Maryland	40	5,212,287.26	1.99
Missouri	67	5,167,488.60	1.97
Washington	35	5,054,791.99	1.93
Louisiana	49	4,118,325.03	1.57
Arizona	34	3,943,827.73	1.50
Mississippi	55	3,617,096.30	1.38
New York	37	3,582,732.25	1.37
Nevada	26	3,209,333.36	1.22
Wisconsin	32	3,090,663.86	1.18
Kentucky	44	3,055,672.88	1.16
Minnesota	25	2,778,451.91	1.06
New Jersey	18	2,417,025.99	0.92
Utah	18	2,138,881.03	0.81
Oregon	17	2,133,735.48	0.81
Oklahoma	24	1,925,623.77	0.73
Alabama	21	1,685,304.34	0.64
Other	157	14,392,203.30	5.48
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1% of Amt. Prepaid	128	$11,864,141.39	4.52%
12 Mo. Int. on 80% UPB	24	2,716,018.20	1.03
2 Mo. Int. on UPB	5	607,053.68	0.23
2% Amt. Prepaid	60	5,557,808.88	2.12
3% 2% 1% of Amt Prepaid	11	752,306.08	0.29
3% Amt Prepaid	98	9,303,199.46	3.54
5% 4% 3% 2% 1% of Amt. Prepaid	40	2,955,397.10	1.13
5% 4% 3% of Amt. Prepaid	22	2,128,120.03	0.81
5% Amt. Prepaid	249	26,786,578.27	10.21
6 Mo. Int. on 80% Amt. Prepaid	1,061	114,932,634.41	43.79
6% of UPB	48	5,631,201.66	2.15
9 Mo. Int. on Amt. Prepaid	2	344,567.33	0.13
None	839	78,873,739.25	30.05
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,352	$234,987,713.10	89.54%
Unknown	151	19,662,575.17	7.49
Stated	71	6,465,673.41	2.46
No Documentation	13	1,336,804.06	0.51
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Restructured Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-01	343	$32,408,660.09	12.3%
2002-02	321	32,580,470.94	12.4
2002-03	18	1,946,419.67	0.7
2002-04	357	37,042,627.64	14.1
2002-05	226	23,324,519.49	8.9
2002-06	356	38,079,868.22	14.5
2002-07	276	27,758,689.36	10.6
2002-08	230	22,569,014.93	8.6
2002-09	452	45,851,953.24	17.5
2002-10	1	97,384.20	0.0
2002-12	7	793,157.96	0.3
Total:	**2,587**	**$262,452,765.74**	**100.0%**

Delinquency Table			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0X30	818	$85,560,922.17	32.6%
1X30	599	59,027,748.74	22.5
2X30	392	41,270,185.62	15.7
3X30	246	25,154,856.12	9.6
1X60 or > 3X30	479	45,598,288.17	17.4
1X90 or 2X60	42	4,455,699.38	1.7
2X90 or 3X60	11	1,385,065.54	0.5
Total:	**2,587**	**$262,452,765.74**	**100.0%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.501 - 3.000	1	$183,643.45	0.11%
4.001 - 4.500	4	525,390.05	0.31
4.501 - 5.000	20	2,578,441.87	1.54
5.001 - 5.500	71	8,805,506.24	5.24
5.501 - 6.000	123	14,860,802.06	8.85
6.001 - 6.500	286	33,747,066.68	20.09
6.501 - 7.000	322	37,204,733.45	22.15
7.001 - 7.500	261	28,916,821.84	17.22
7.501 - 8.000	186	19,333,680.92	11.51
8.001 - 8.500	93	9,682,534.45	5.76
8.501 - 9.000	48	4,565,253.85	2.72
9.001 - 9.500	29	2,783,602.60	1.66
9.501 - 10.000	21	2,181,964.80	1.30
10.001 - 10.500	13	1,241,780.62	0.74
10.501 - 11.000	10	1,025,796.05	0.61
11.001 - 11.500	2	123,876.63	0.07
11.501 - 12.000	1	79,854.38	0.05
12.001 >=	1	118,947.37	0.07
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 2.750%
Maximum: 12.120%
Weighted Average: 6.988%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,250	$138,839,128.23	82.66%
1.500	205	25,410,227.18	15.13
2.000	16	1,632,806.70	0.97
3.000	21	2,077,535.20	1.24
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.110%

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	29	$2,839,065.71	1.69%
1.500	110	14,895,785.45	8.87
2.000	235	25,159,811.05	14.98
2.250	1	57,244.09	0.03
3.000	1,116	124,897,914.64	74.36
6.000	1	109,876.37	0.07
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.685%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
13.001 - 13.500	1	$57,244.09	0.03%
14.001 - 14.500	4	1,012,231.85	0.60
14.501 - 15.000	15	1,911,348.81	1.14
15.001 - 15.500	36	4,735,994.15	2.82
15.501 - 16.000	141	17,997,538.66	10.72
16.001 - 16.500	157	17,329,798.66	10.32
16.501 - 17.000	286	32,909,228.32	19.59
17.001 - 17.500	241	26,387,048.13	15.71
17.501 - 18.000	280	31,092,240.65	18.51
18.001 - 18.500	142	15,863,371.65	9.44
18.501 - 19.000	122	13,022,081.11	7.75
19.001 - 19.500	42	3,739,007.93	2.23
19.501 - 20.000	17	1,383,609.04	0.82
20.001 - 20.500	3	282,078.16	0.17
20.501 - 21.000	5	236,876.10	0.14
Total:	**1,492**	**$167,959,697.31**	**100.00%**

NZ Minimum: 13.250%
Maximum: 20.990%
Weighted Average: 17.238%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
4.501 - 5.000	1	$97,876.08	0.06%
5.001 - 5.500	1	110,105.81	0.07
5.501 - 6.000	2	301,584.70	0.18
6.001 - 6.500	6	586,916.08	0.35
6.501 - 7.000	4	465,296.24	0.28
7.001 - 7.500	9	957,592.52	0.57
7.501 - 8.000	4	275,360.43	0.16
8.001 - 8.500	7	1,312,187.43	0.78
8.501 - 9.000	26	3,450,680.25	2.05
9.001 - 9.500	53	6,924,683.55	4.12
9.501 - 10.000	207	26,084,348.45	15.53
10.001 - 10.500	197	21,989,152.26	13.09
10.501 - 11.000	320	36,213,811.27	21.56
11.001 - 11.500	234	26,528,468.93	15.79
11.501 - 12.000	216	23,800,049.22	14.17
12.001 - 12.500	104	10,219,989.66	6.08
12.501 - 13.000	65	6,114,131.74	3.64
13.001 - 13.500	22	1,711,971.87	1.02
13.501 - 14.000	10	654,777.60	0.39
14.001 - 14.500	1	55,901.53	0.03
14.501 - 15.000	3	104,811.69	0.06
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 4.950%
Maximum: 14.990%
Weighted Average: 10.837%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	21	$2,190,000.83	1.30%
2003-02	165	18,687,269.40	11.13
2003-03	150	16,831,606.14	10.02
2003-04	175	20,081,116.88	11.96
2003-05	207	22,190,873.78	13.21
2003-06	217	23,593,429.12	14.05
2003-07	219	24,464,317.41	14.57
2003-08	54	7,070,828.05	4.21
2003-09	52	6,094,434.99	3.63
2003-10	40	4,674,386.57	2.78
2003-11	32	3,672,808.82	2.19
2003-12	21	2,231,761.12	1.33
2004-01	20	2,290,482.44	1.36
2004-02	14	1,662,193.98	0.99
2004-03	7	953,858.19	0.57
2004-04	9	1,113,046.89	0.66
2004-05	13	1,422,141.81	0.85
2004-06	17	2,034,069.56	1.21
2004-07	20	2,275,323.77	1.35
2004-08	9	891,409.40	0.53
2004-09	11	1,123,805.62	0.67
2004-10	6	663,450.41	0.40
2004-11	6	748,477.39	0.45
2004-12	4	520,236.83	0.31
2005-01	2	385,361.39	0.23
2005-07	1	93,006.52	0.06
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Product Management	Arthur Chu	(212) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466

$249,986,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$192,246,000	1M Libor	2.23	1-93	26.75%	TBD	4/25/2032	Aaa/AAA/AAA
M1 (5)	$19,028,000	1M Libor	5.27	43-93	19.50%	TBD	4/25/2032	Aa2/AA/AA
M2(5)	$18,372,000	1M Libor	5.15	40-93	12.50%	TBD	4/25/2032	A2/A/A
B1(5)	$15,091,000	1 M Libor	5.09	38-93	6.75%	TBD	4/25/2032	Baa2/BBB/NR
B2(5)	$5,249,000	1M Libor	5.08	38-93	4.75%	TBD	4/25/2032	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$192,246,000	1M Libor	2.41	1-196	26.75%	TBD	4/25/2032	Aaa/AAA/AAA
M1 (5)	$19,028,000	1M Libor	5.79	43-173	19.50%	TBD	4/25/2032	Aa2/AA/AA
M2(5)	$18,372,000	1M Libor	5.64	40-161	12.50%	TBD	4/25/2032	A2/A/A
B1(5)	$15,091,000	1 M Libor	5.54	38-148	6.75%	TBD	4/25/2032	Baa2/BBB/NR
B2(5)	$5,249,000	1M Libor	5.42	38-130	4.75%	TBD	4/25/2032	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes that 100% of the Fixed Rate Mortgage Loans pay at 23% CPR and 100% of the Adjustable Rate Mortgage Loans pay at 27% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 4.75%.

(4) Class A is the Senior Certificate of the collateral pool.

(5) Classes M1, M2, B1 and B2 are the Subordinate Certificates of the Collateral Pool.

Origination and Servicing

As of February 1, 2003, Fairbanks is expected to service 100% of the loans. As of the closing date, 100% of the Mortgage Loans will be are serviced by Household. 100% of the loans will be master serviced by Aurora Loan Services.

100% of the mortgage loans have been restructured under Household's servicing program. Restructuring is usually offered to delinquent borrowers, and typically involves deferral of 1-3 monthly payments. The principal balance of the loan is not reduced during the deferral period while no payments are made. The monthly payment by the borrower does not change, resulting in a small balloon payment at the end of the loan. The interest portion of the deferred payments is tracked as a separate fee which must be paid prior to the release of the lien; this interest will not be available to the bonds.

None of the loans will be eligible for future restructuring after the Closing Date.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates until they have been retired. Principal will then be allocated sequentially to the M1, M2, B1 and B2 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be allocated sequentially to the A, M1, M2, B1 and B2 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, B1 and B2 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on January 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, B1 and B2 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* sequentially to Classes A, M1, M2, B1 and B2 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay sequentially to Classes M1, M2, B1 and B2 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B2, Class B1, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double and the margins on the Subordinate Classes will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

The Class A will have limited protection by means of the subordination of the Subordinate Classes. Class A will have the preferential right to receive interest due and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, B1 and B2, Class M2 will be senior to Classes B1 and B2, and Class B1 will be senior to Class B2. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B2, B1, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 4.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 4.75% of the Cut-Off Date Balance and (ii) 9.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [28%] of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realizes Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 to January 2008	6.25% for the first month, plus an additional 1/12th of 3.75% for each month thereafter
February 2008 to January 2009	10.00% for the first month, plus an additional 1/12th of 3.00% for each month thereafter
February 2009 to January 2010	13.00% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
February 2010 to January 2011	14.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
February 2011 and thereafter	15.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, B1 and B2 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

Class	Rating	Type
A	Aaa/AAA/AAA	Libor Floater
M1	Aa2/AA/AA	Libor Floater
M2	A2/A/A	Libor Floater
B1	Baa2/BBB/NR	Libor Floater
B2	Baa3/BBB-/BBB-	Libor Floater

Classes M1, M2, B1 and B2 are subject to a lock-out period of 36 months with respect to principal payments.

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC1
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: February 25, 2003
Cut-Off Date:	January 1, 2003
Expected Pricing Date:	January [ ], 2003
Expected Closing Date:	February 7, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	January 25, 2003
Day Count:	Actual/360 on Classes A, M1, M2, B1 and B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.010% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1 and M2. Minimum $100,000; increments $1 in excess thereof for Class B1 and Class B2..
SMMEA Eligibility:	The Classes A and M1 are expected to be SMMEA eligible. .
ERISA Eligibility:	The Class A is expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.54	3.12	2.23	1.51	1.09
Window (mos)	1-168	1-125	1-93	1-72	1-33
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	10/25/05
Class M1					
Avg. Life (yrs)	9.68	6.76	5.27	5.28	3.83
Window (mos)	58-168	38-125	43-93	52-72	33-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class M2					
Avg. Life (yrs)	9.68	6.76	5.15	4.55	4.62
Window (mos)	58-168	38-125	40-93	44-72	49-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class B1					
Avg. Life (yrs)	9.68	6.76	5.09	4.29	4.00
Window (mos)	58-168	38-125	38-93	40-72	41-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07
Class B2					
Avg. Life (yrs)	9.68	6.76	5.08	4.20	3.77
Window (mos)	58-168	38-125	38-93	39-72	40-58
Expected Final Mat.	1/25/17	6/25/13	10/25/10	1/25/09	11/25/07

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call

% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	2.97	1.72	1.03
Window (mos)	1-119	1-77	1-31
Expected Final Mat.	12/25/12	6/25/09	8/25/05
Class M1			
Avg. Life (yrs)	6.44	5.09	3.19
Window (mos)	37-119	49-77	31-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class M2			
Avg. Life (yrs)	6.44	4.63	4.53
Window (mos)	37-119	42-77	51-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class B1			
Avg. Life (yrs)	6.44	4.45	3.99
Window (mos)	37-119	39-77	42-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07
Class B2			
Avg. Life (yrs)	6.44	4.39	3.71
Window (mos)	37-119	38-77	40-55
Expected Final Mat.	12/25/12	6/25/09	8/25/07

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	4.83	3.32	2.41	1.65	1.09
Window (mos)	1-306	1-252	1-196	1-154	1-33
Expected Final Mat.	7/25/28	1/25/24	5/25/19	11/25/15	10/25/05
Class M1					
Avg. Life (yrs)	10.55	7.38	5.79	5.73	5.22
Window (mos)	58-290	38-227	43-173	52-143	33-131
Expected Final Mat.	3/25/27	12/25/21	6/25/17	12/25/14	12/25/13
Class M2					
Avg. Life (yrs)	10.52	7.34	5.64	4.96	5.11
Window (mos)	58-280	38-213	40-161	44-134	49-108
Expected Final Mat.	5/25/26	10/25/20	6/25/16	3/25/14	1/25/12
Class B1					
Avg. Life (yrs)	10.44	7.26	5.54	4.65	4.29
Window (mos)	58-262	38-193	38-148	40-120	41-97
Expected Final Mat.	11/25/24	2/25/19	5/25/15	1/25/13	2/25/11
Class B2					
Avg. Life (yrs)	10.28	7.12	5.42	4.47	3.99
Window (mos)	58-231	38-164	38-130	39-102	40-82
Expected Final Mat.	4/25/22	9/25/16	11/25/13	7/25/11	11/25/09

(1) 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	3.18	1.87	1.03
Window (mos)	1-245	1-166	1-31
Expected Final Mat.	6/25/23	11/25/16	8/25/05
Class M1			
Avg. Life (yrs)	7.08	5.55	4.03
Window (mos)	37-221	49-148	31-122
Expected Final Mat.	6/25/21	5/25/15	3/25/13
Class M2			
Avg. Life (yrs)	7.04	5.06	5.40
Window (mos)	37-207	42-142	51-101
Expected Final Mat.	4/25/20	11/25/14	6/25/11
Class B1			
Avg. Life (yrs)	6.96	4.83	4.24
Window (mos)	37-187	39-128	42-91
Expected Final Mat.	8/25/18	9/25/13	8/25/10
Class B2			
Avg. Life (yrs)	6.83	4.68	3.90
Window (mos)	37-159	38-108	40-77
Expected Final Mat.	4/25/16	1/25/12	6/25/09

Available Funds Cap Schedule (1) (2)

Period	A Funds Cap (%)
1	10.15684
2	11.24540
3	10.15744
4	10.49633
5	11.35120
6	11.73119
7	11.35130
8	11.34983
9	12.19490
10	11.79933
11	12.70059
12	12.28955
13	12.28665
14	13.13090
15	12.46000
16	12.87207
17	12.94397
18	13.37304
19	12.93779
20	12.93393
21	13.54453
22	13.10349
23	14.03719
24	13.58111
25	13.57632
26	15.02562
27	13.74268
28	14.19557
29	13.89563
30	14.35479

Period	A Funds Cap (%)
31	13.88680
32	13.88155
33	14.37049
34	13.90163
35	14.35955
36	13.89106
37	13.88610
38	15.36805
39	13.87554
40	14.33261
41	13.86500
42	14.32173
43	13.85480
44	13.84955
45	14.30577
46	13.83905
47	14.29494
48	13.82858
49	13.82366
50	15.29898
51	13.81322
52	14.26827
53	13.80279
54	14.25751
55	13.79271
56	13.78752
57	14.24174
58	13.77715
59	14.23105
60	13.76681

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC1 Collateral Summary

Total Number of Loans	2,587	**Prepayment Penalty**	
Total Outstanding Loan Balance	$262,452,765	None	30.0%
Average Loan Principal Balance	$101,450	0.001-1.000	2.3%
Fixed Rate	36.0%	1.001-2.000	14.4%
Adjustable Rate	64.0%	2.001-3.000	41.8%
Prepayment Penalty	70.1%	3.001-4.000	0.5%
Weighted Average Coupon	11.0%	4.001-5.000	11.0%
Weighted Average Margin	7.0%		
Weighted Average Initial Periodic Cap	2.7%	**Geographic Distribution**	
Weighted Average Periodic Cap	1.1%	(Other states account individually for less than	
Weighted Average Maximum Rate	17.2%	6% of the Cut-off Date principal balance)	
Weighted Average Floor	10.8%	TX	10.8%
Weighted Average Original Term (mo.)	330.8	NC	7.6%
Weighted Average Remaining Term (mo.)	301.4	GA	6.9%
Weighted Average Loan Age (mo.)	29.4	OH	6.9%
Weighted Average Combined LTV	88.8%	FL	6.8%
Non-Zero Weighted Average FICO	590	CA	6.1%
Non-Zero Weighted Average DTI	41.1%		
		Occupancy Status	
Product Type		Primary Home	99.5%
2/28 ARM (LIBOR)	46.7%	Investment	0.5%
Fixed Rate	22.1%		
3/27 ARM (LIBOR)	17.1%	**Lien Position**	
Balloon	13.9%	First	100.0%
Other	0.2%	Second	0.0%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	369	$14,260,154.85	5.43%
50,000.01 - 100,000.00	1,152	85,754,754.68	32.67
100,000.01 - 150,000.00	671	81,463,388.94	31.04
150,000.01 - 200,000.00	234	39,748,059.31	15.14
200,000.01 - 250,000.00	91	20,124,369.03	7.67
250,000.01 - 300,000.00	38	10,283,602.99	3.92
300,000.01 - 350,000.00	24	7,742,127.57	2.95
350,000.01 - 400,000.00	8	3,076,308.37	1.17
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum:	13,451.67
Maximum:	397,841.32
Weighted Average:	101,450.62

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
7.501 - 8.000	2	$267,897.67	0.10%
8.001 - 8.500	6	1,158,301.71	0.44
8.501 - 9.000	47	5,613,562.23	2.14
9.001 - 9.500	89	11,325,332.47	4.32
9.501 - 10.000	312	36,214,790.81	13.80
10.001 - 10.500	322	33,495,766.46	12.76
10.501 - 11.000	523	54,273,976.65	20.68
11.001 - 11.500	422	43,099,150.97	16.42
11.501 - 12.000	400	38,996,091.84	14.86
12.001 - 12.500	208	18,512,831.59	7.05
12.501 - 13.000	146	12,426,222.80	4.73
13.001 - 13.500	60	4,483,801.16	1.71
13.501 - 14.000	33	1,778,535.87	0.68
14.001 - 14.500	10	501,046.39	0.19
14.501 - 15.000	7	305,457.12	0.12
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum:	7.650%
Maximum:	14.992%
Weighted Average:	11.005%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
60 - 180	500	$40,550,076.08	15.45%
181 - 240	46	2,583,391.86	0.98
241 - 300	7	544,425.66	0.21
301 - 360	2,034	218,774,872.14	83.36
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 331

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 180	501	$40,571,398.92	15.46%
181 - 240	46	2,590,733.39	0.99
241 - 300	7	575,294.00	0.22
301 - 360	2,033	218,715,339.43	83.34
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 63
Maximum: 350
Weighted Average: 301

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	2	$56,102.49	0.02%
20.001 - 30.000	5	187,977.01	0.07
30.001 - 40.000	4	121,479.80	0.05
40.001 - 50.000	19	973,721.97	0.37
50.001 - 60.000	31	1,887,350.32	0.72
60.001 - 70.000	113	8,458,423.21	3.22
70.001 - 80.000	597	54,668,402.70	20.83
80.001 - 90.000	974	101,944,622.54	38.84
90.001 >=	842	94,154,685.70	35.87
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Minimum: 9.670%
Maximum: 124.640%
Non-Zero WA: 88.777%

FICO Score(1)			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	13	$926,433.09	0.35%
500 - 519	195	15,996,273.01	6.09
520 - 539	245	22,402,282.21	8.54
540 - 559	305	29,571,094.59	11.27
560 - 579	280	27,179,917.92	10.36
580 - 599	520	57,067,335.69	21.74
600 - 619	445	47,859,229.50	18.24
620 - 639	276	29,333,283.20	11.18
640 - 659	166	17,426,651.84	6.64
660 - 679	68	6,783,263.01	2.58
680 - 699	46	5,006,583.11	1.91
700 - 719	12	1,424,921.47	0.54
720 >=	16	1,475,497.10	0.56
Total:	**2,587**	**$262,452,765.74**	**100.00%**

(1) As of origination

Non-Zero Minimum: 400
Maximum: 801
Non-Zero WA: 590

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	1,125	$123,100,004.89	46.90%
Cash Out Refinance	1,049	95,940,402.88	36.56
Rate/Term Refinance	268	27,029,501.12	10.30
Debt Consolidation	138	15,210,561.08	5.80
Construction Permanent	5	895,654.97	0.34
Home Improvement	2	276,640.80	0.11
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,465	$252,844,851.81	96.34%
Condo	80	6,495,642.52	2.47
Townhouse	28	2,183,046.33	0.83
2-4 Family	7	467,549.64	0.18
Manufactured Housing	7	461,675.44	0.18
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Texas	269	$28,371,006.87	10.81%
North Carolina	207	19,958,198.38	7.60
Georgia	160	18,181,102.35	6.93
Ohio	191	18,142,207.80	6.91
Florida	184	17,936,685.89	6.83
California	88	16,086,714.38	6.13
Michigan	171	15,533,119.71	5.92
Illinois	123	12,569,342.99	4.79
Tennessee	120	11,112,370.34	4.23
South Carolina	101	9,001,499.87	3.43
Indiana	86	7,688,955.68	2.93
Virginia	68	7,259,968.70	2.77
Pennsylvania	80	7,146,883.14	2.72
Colorado	40	5,941,264.56	2.26
Maryland	40	5,212,287.26	1.99
Missouri	67	5,167,488.60	1.97
Washington	35	5,054,791.99	1.93
Louisiana	49	4,118,325.03	1.57
Arizona	34	3,943,827.73	1.50
Mississippi	55	3,617,096.30	1.38
New York	37	3,582,732.25	1.37
Nevada	26	3,209,333.36	1.22
Wisconsin	32	3,090,663.86	1.18
Kentucky	44	3,055,672.88	1.16
Minnesota	25	2,778,451.91	1.06
New Jersey	18	2,417,025.99	0.92
Utah	18	2,138,881.03	0.81
Oregon	17	2,133,735.48	0.81
Oklahoma	24	1,925,623.77	0.73
Alabama	21	1,685,304.34	0.64
Other	157	14,392,203.30	5.48
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1% of Amt. Prepaid	128	$11,864,141.39	4.52%
12 Mo. Int. on 80% UPB	24	2,716,018.20	1.03
2 Mo. Int. on UPB	5	607,053.68	0.23
2% Amt. Prepaid	60	5,557,808.88	2.12
3% 2% 1% of Amt Prepaid	11	752,306.08	0.29
3% Amt Prepaid	98	9,303,199.46	3.54
5% 4% 3% 2% 1% of Amt. Prepaid	40	2,955,397.10	1.13
5% 4% 3% of Amt. Prepaid	22	2,128,120.03	0.81
5% Amt. Prepaid	249	26,786,578.27	10.21
6 Mo. Int. on 80% Amt. Prepaid	1,061	114,932,634.41	43.79
6% of UPB	48	5,631,201.66	2.15
9 Mo. Int. on Amt. Prepaid	2	344,567.33	0.13
None	839	78,873,739.25	30.05
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	2,352	$234,987,713.10	89.54%
Unknown	151	19,662,575.17	7.49
Stated	71	6,465,673.41	2.46
No Documentation	13	1,336,804.06	0.51
Total:	**2,587**	**$262,452,765.74**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Restructured Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-01	343	$32,408,660.09	12.3%
2002-02	321	32,580,470.94	12.4
2002-03	18	1,946,419.67	0.7
2002-04	357	37,042,627.64	14.1
2002-05	226	23,324,519.49	8.9
2002-06	356	38,079,868.22	14.5
2002-07	276	27,758,689.36	10.6
2002-08	230	22,569,014.93	8.6
2002-09	452	45,851,953.24	17.5
2002-10	1	97,384.20	0.0
2002-12	7	793,157.96	0.3
Total:	**2,587**	**$262,452,765.74**	**100.0%**

Delinquency Table			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0X30	818	$85,560,922.17	32.6%
1X30	599	59,027,748.74	22.5
2X30	392	41,270,185.62	15.7
3X30	246	25,154,856.12	9.6
1X60 or > 3X30	479	45,598,288.17	17.4
1X90 or 2X60	42	4,455,699.38	1.7
2X90 or 3X60	11	1,385,065.54	0.5
Total:	**2,587**	**$262,452,765.74**	**100.0%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.501 - 3.000	1	$183,643.45	0.11%
4.001 - 4.500	4	525,390.05	0.31
4.501 - 5.000	20	2,578,441.87	1.54
5.001 - 5.500	71	8,805,506.24	5.24
5.501 - 6.000	123	14,860,802.06	8.85
6.001 - 6.500	286	33,747,066.68	20.09
6.501 - 7.000	322	37,204,733.45	22.15
7.001 - 7.500	261	28,916,821.84	17.22
7.501 - 8.000	186	19,333,680.92	11.51
8.001 - 8.500	93	9,682,534.45	5.76
8.501 - 9.000	48	4,565,253.85	2.72
9.001 - 9.500	29	2,783,602.60	1.66
9.501 - 10.000	21	2,181,964.80	1.30
10.001 - 10.500	13	1,241,780.62	0.74
10.501 - 11.000	10	1,025,796.05	0.61
11.001 - 11.500	2	123,876.63	0.07
11.501 - 12.000	1	79,854.38	0.05
12.001 >=	1	118,947.37	0.07
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 2.750%
Maximum: 12.120%
Weighted Average: 6.988%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,250	$138,839,128.23	82.66%
1.500	205	25,410,227.18	15.13
2.000	16	1,632,806.70	0.97
3.000	21	2,077,535.20	1.24
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.110%

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	29	$2,839,065.71	1.69%
1.500	110	14,895,785.45	8.87
2.000	235	25,159,811.05	14.98
2.250	1	57,244.09	0.03
3.000	1,116	124,897,914.64	74.36
6.000	1	109,876.37	0.07
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.685%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
13.001 - 13.500	1	$57,244.09	0.03%
14.001 - 14.500	4	1,012,231.85	0.60
14.501 - 15.000	15	1,911,348.81	1.14
15.001 - 15.500	36	4,735,994.15	2.82
15.501 - 16.000	141	17,997,538.66	10.72
16.001 - 16.500	157	17,329,798.66	10.32
16.501 - 17.000	286	32,909,228.32	19.59
17.001 - 17.500	241	26,387,048.13	15.71
17.501 - 18.000	280	31,092,240.65	18.51
18.001 - 18.500	142	15,863,371.65	9.44
18.501 - 19.000	122	13,022,081.11	7.75
19.001 - 19.500	42	3,739,007.93	2.23
19.501 - 20.000	17	1,383,609.04	0.82
20.001 - 20.500	3	282,078.16	0.17
20.501 - 21.000	5	236,876.10	0.14
Total:	**1,492**	**$167,959,697.31**	**100.00%**

NZ Minimum: 13.250%
Maximum: 20.990%
Weighted Average: 17.238%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
4.501 - 5.000	1	$97,876.08	0.06%
5.001 - 5.500	1	110,105.81	0.07
5.501 - 6.000	2	301,584.70	0.18
6.001 - 6.500	6	586,916.08	0.35
6.501 - 7.000	4	465,296.24	0.28
7.001 - 7.500	9	957,592.52	0.57
7.501 - 8.000	4	275,360.43	0.16
8.001 - 8.500	7	1,312,187.43	0.78
8.501 - 9.000	26	3,450,680.25	2.05
9.001 - 9.500	53	6,924,683.55	4.12
9.501 - 10.000	207	26,084,348.45	15.53
10.001 - 10.500	197	21,989,152.26	13.09
10.501 - 11.000	320	36,213,811.27	21.56
11.001 - 11.500	234	26,528,468.93	15.79
11.501 - 12.000	216	23,800,049.22	14.17
12.001 - 12.500	104	10,219,989.66	6.08
12.501 - 13.000	65	6,114,131.74	3.64
13.001 - 13.500	22	1,711,971.87	1.02
13.501 - 14.000	10	654,777.60	0.39
14.001 - 14.500	1	55,901.53	0.03
14.501 - 15.000	3	104,811.69	0.06
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Minimum: 4.950%
Maximum: 14.990%
Weighted Average: 10.837%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	21	$2,190,000.83	1.30%
2003-02	165	18,687,269.40	11.13
2003-03	150	16,831,606.14	10.02
2003-04	175	20,081,116.88	11.96
2003-05	207	22,190,873.78	13.21
2003-06	217	23,593,429.12	14.05
2003-07	219	24,464,317.41	14.57
2003-08	54	7,070,828.05	4.21
2003-09	52	6,094,434.99	3.63
2003-10	40	4,674,386.57	2.78
2003-11	32	3,672,808.82	2.19
2003-12	21	2,231,761.12	1.33
2004-01	20	2,290,482.44	1.36
2004-02	14	1,662,193.98	0.99
2004-03	7	953,858.19	0.57
2004-04	9	1,113,046.89	0.66
2004-05	13	1,422,141.81	0.85
2004-06	17	2,034,069.56	1.21
2004-07	20	2,275,323.77	1.35
2004-08	9	891,409.40	0.53
2004-09	11	1,123,805.62	0.67
2004-10	6	663,450.41	0.40
2004-11	6	748,477.39	0.45
2004-12	4	520,236.83	0.31
2005-01	2	385,361.39	0.23
2005-07	1	93,006.52	0.06
Total:	**1,492**	**$167,959,697.31**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Product Management	Arthur Chu	(212) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466

$212,405,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-BC1
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$163,345,000	1M Libor	2.21	1-92	26.75%	0.50%	5/25/2032	Aaa/AAA/AAA
M1 (5)	$16,168,000	1M Libor	5.23	43-92	19.50%	1.00%	5/25/2032	Aa2/AA/AA
M2(5)	$15,610,000	1M Libor	5.11	40-92	12.50%	2.25%	5/25/2032	A2/A/A
B1(5)	$12,822,000	1 M Libor	5.06	38-92	6.75%	4.00%	5/25/2032	Baa2/BBB/NR
B2(5)	$4,460,000	Fixed	5.04	38-92	4.75%	N/A(6)	5/25/2032	Baa3/BBB-/BBB-

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's /Fitch/S&P)
A (4)	$163,345,000	1M Libor	2.39	1-196	26.75%	0.50%	5/25/2032	Aaa/AAA/AAA
M1 (5)	$16,168,000	1M Libor	5.77	43-173	19.50%	1.00%	5/25/2032	Aa2/AA/AA
M2(5)	$15,610,000	1M Libor	5.62	40-162	12.50%	2.25%	5/25/2032	A2/A/A
B1(5)	$12,822,000	1 M Libor	5.52	38-148	6.75%	4.00%	5/25/2032	Baa2/BBB/NR
B2(5)	$4,460,000	Fixed	5.40	38-130	4.75%	N/A(6)	5/25/2032	Baa3/BBB-/BBB-

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes that 100% of the Fixed Rate Mortgage Loans pay at 23% CPR and 100% of the Adjustable Rate Mortgage Loans pay at 27% CPR.

(3) Initial Credit Enhancement includes initial overcollateralization of approximately 4.75%.

(4) Class A is the Senior Certificate of the collateral pool.

(5) Classes M1, M2, B1 and B2 are the Subordinate Certificates of the Collateral Pool.

(6) Class B2 will have a fixed coupon of 9%.

Origination and Servicing

As of February 1, 2003, Fairbanks is expected to service 100% of the loans. As of the closing date, 100% of the Mortgage Loans will be serviced by Household. 100% of the loans will be master serviced by Aurora Loan Services.

100% of the mortgage loans have been restructured under Household's servicing program. Restructuring is usually offered to delinquent borrowers, and typically involves deferral of 1-3 monthly payments. The principal balance of the loan is not reduced during the deferral period while no payments are made. The monthly payment by the borrower does not change, resulting in a small balloon payment at the end of the loan. The interest portion of the deferred payments is tracked as a separate fee which must be paid prior to the release of the lien; this interest will not be available to the bonds.

None of the loans will be eligible for future restructuring after the Closing Date.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A Certificates until they have been retired. Principal will then be allocated sequentially to the M1, M2, B1 and B2 certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be allocated sequentially to the A, M1, M2, B1 and B2 certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for Classes A, M1, M2, and B1 (the "Libor Certificates") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Certificates will be calculated on an actual/360 basis. The Interest Rate for Class B2 will be equal to the lesser of (i) 9.0% and (ii) its Net Funds Cap (defined herein). Interest for the Class B2 Certificate will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates and the Class B2 Certificate for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on January 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest to the Class A;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, B1 and B2 (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal* sequentially to Classes A, M1, M2, B1 and B2 to maintain the Overcollateralization Target;

(7) To pay to the Class A any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, B1 and B2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay sequentially to Classes M1, M2, B1 and B2 any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Class X Certificate.

Carryforward Interest

"Carryforward Interest" for each Class of Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans as of the first day of the related collection period, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B2, Class B1, Class M2 and Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A will double, the margins on the subordinate Libor Certificates will increase to 1.5 times their initial margin, and the fixed rate on Class B2 will increase 50 basis points to 9.5%.

Credit Enhancement

Subordination

The Class A will have limited protection by means of the subordination of the Subordinate Classes. Class A will have the preferential right to receive interest due and principal available for distribution over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, B1 and B2, Class M2 will be senior to Classes B1 and B2, and Class B1 will be senior to Class B2. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B2, B1, M2 and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to the initial OC, or approximately 4.75% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 0.50% of the Cut-Off Date Balance and (2) the lesser of (i) 4.75% of the Cut-Off Date Balance and (ii) 9.50% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [56%] of the Senior Enhancement Percentage for that Distribution Date or if Cumulative Realizes Losses exceed the following levels with respect to such Distribution Date:

Distribution Date	Loss Percentage
February 2007 to January 2008	6.00% for the first month, plus an additional 1/12th of 3.50% for each month thereafter
February 2008 to January 2009	9.50% for the first month, plus an additional 1/12th of 2.75% for each month thereafter
February 2009 to January 2010	12.25% for the first month, plus an additional 1/12th of 1.50% for each month thereafter
February 2010 to January 2011	13.75% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
February 2011 and thereafter	14.00%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of Classes M1, M2, B1 and B2 and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A Aaa/AAA/AAA Libor Floater	
M1 Aa2/AA/AA Libor Floater	
M2 A2/A/A Libor Floater	Classes M1, M2, B1 and B2 are subject to a lock-out period of 36 months with respect to principal payments.
B1 Baa2/BBB/NR Libor Floater	
B2 Baa3/BBB-/BBB- Fixed	

Summary of Terms	
Issuer:	Structured Asset Securities Corporation, Series 2003-BC1
Depositor:	Structured Asset Securities Corporation
Trustee:	JPMorgan Chase
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: February 25, 2003
Cut-Off Date:	January 1, 2003
Expected Pricing Date:	January [ ], 2003
Expected Closing Date:	February 10, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	January 25, 2003
Day Count:	Actual/360 on Classes A, M1, M2, B1
	30/360 on Class B2
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the Group principal balance annually
Trustee Fee:	0.010% of the Group principal balance annually

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1 and M2. Minimum $100,000; increments $1 in excess thereof for Class B1 and Class B2..
SMMEA Eligibility:	The Classes A and M1 are expected to be SMMEA eligible. .
ERISA Eligibility:	The Class A is expected to be ERISA eligible
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A					
Avg. Life (yrs)	4.52	3.10	2.21	1.49	1.07
Window (mos)	1-168	1-125	1-92	1-72	1-33
Expected Final Mat.	1/25/2017	6/25/2013	9/25/2010	1/25/2009	10/25/2005
Class M1					
Avg. Life (yrs)	9.66	6.74	5.23	5.27	3.80
Window (mos)	58-168	38-125	43-92	52-72	33-58
Expected Final Mat.	1/25/2017	6/25/2013	9/25/2010	1/25/2009	11/25/2007
Class M2					
Avg. Life (yrs)	9.66	6.74	5.11	4.53	4.60
Window (mos)	58-168	38-125	40-92	44-72	49-58
Expected Final Mat.	1/25/2017	6/25/2013	9/25/2010	1/25/2009	11/25/2007
Class B1					
Avg. Life (yrs)	9.66	6.74	5.06	4.27	3.98
Window (mos)	58-168	38-125	38-92	40-72	41-58
Expected Final Mat.	1/25/2017	6/25/2013	9/25/2010	1/25/2009	11/25/2007
Class B2					
Avg. Life (yrs)	9.66	6.74	5.04	4.18	3.75
Window (mos)	58-168	38-125	38-92	39-72	40-58
Expected Final Mat.	1/25/2017	6/25/2013	9/25/2010	1/25/2009	11/25/2007

[1] 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	2.95	1.70	1.01
Window (mos)	1-119	1-77	1-31
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2005
Class M1			
Avg. Life (yrs)	6.42	5.07	3.17
Window (mos)	37-119	49-77	31-55
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class M2			
Avg. Life (yrs)	6.42	4.61	4.51
Window (mos)	37-119	42-77	51-55
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class B1			
Avg. Life (yrs)	6.42	4.43	3.97
Window (mos)	37-119	39-77	42-55
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007
Class B2			
Avg. Life (yrs)	6.42	4.37	3.69
Window (mos)	37-119	38-77	40-55
Expected Final Mat.	12/25/2012	6/25/2009	8/25/2007

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	100%	125%	150%
Class A					
Avg. Life (yrs)	4.81	3.30	2.39	1.63	1.07
Window (mos)	1-306	1-252	1-196	1-154	1-33
Expected Final Mat.	7/25/2028	1/25/2024	5/25/2019	11/25/2015	10/25/2005
Class M1					
Avg. Life (yrs)	10.53	7.36	5.77	5.71	5.18
Window (mos)	58-290	38-227	43-173	52-143	33-131
Expected Final Mat.	3/25/2027	12/25/2021	6/25/2017	12/25/2014	12/25/2013
Class M2					
Avg. Life (yrs)	10.50	7.32	5.62	4.94	5.10
Window (mos)	58-280	38-214	40-162	44-134	49-108
Expected Final Mat.	5/25/2026	11/25/2020	7/25/2016	3/25/2014	1/25/2012
Class B1					
Avg. Life (yrs)	10.42	7.24	5.52	4.63	4.27
Window (mos)	58-262	38-193	38-148	40-120	41-97
Expected Final Mat.	11/25/2024	2/25/2019	5/25/2015	1/25/2013	2/25/2011
Class B2					
Avg. Life (yrs)	10.26	7.10	5.40	4.45	3.97
Window (mos)	58-231	38-164	38-130	39-101	40-82
Expected Final Mat.	4/25/2022	9/25/2016	11/25/2013	6/25/2011	11/25/2009

(1) 100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A			
Avg. Life (yrs)	3.16	1.85	1.01
Window (mos)	1-246	1-166	1-31
Expected Final Mat.	7/25/2023	11/25/2016	8/25/2005
Class M1			
Avg. Life (yrs)	7.06	5.53	4.01
Window (mos)	37-221	49-148	31-122
Expected Final Mat.	6/25/2021	5/25/2015	3/25/2013
Class M2			
Avg. Life (yrs)	7.02	5.04	5.38
Window (mos)	37-207	42-142	51-101
Expected Final Mat.	4/25/2020	11/25/2014	6/25/2011
Class B1			
Avg. Life (yrs)	6.94	4.81	4.23
Window (mos)	37-188	39-128	42-91
Expected Final Mat.	9/25/2018	9/25/2013	8/25/2010
Class B2			
Avg. Life (yrs)	6.81	4.66	3.88
Window (mos)	37-159	38-108	40-77
Expected Final Mat.	4/25/2016	1/25/2012	6/25/2009

Available Funds Cap Schedule (1) (2)

Period	A Funds Cap (%)	Period	A Funds Cap (%)
1	10.13179	31	13.88688
2	11.21766	32	13.88164
3	10.13236	33	14.33895
4	10.47040	34	13.90303
5	11.33499	35	14.36113
6	11.71131	36	13.8926
7	11.33206	37	13.88771
8	11.33059	38	15.36985
9	11.70676	39	13.87718
10	11.77406	40	14.33432
11	12.68464	41	13.86667
12	12.27257	42	14.32346
13	12.26968	43	13.85655
14	13.11278	44	13.85131
15	12.26390	45	14.30760
16	12.85114	46	13.84084
17	12.93259	47	14.29679
18	13.35970	48	13.83039
19	12.92490	49	13.82554
20	12.92105	50	15.30108
21	13.34778	51	13.81512
22	13.08737	52	14.27025
23	14.03065	53	13.80472
24	13.57327	54	14.25952
25	13.56850	55	13.79472
26	15.01698	56	13.78954
27	13.55896	57	14.24385
28	14.18419	58	13.77920
29	13.89699	59	14.23318
30	14.35480	60	13.768890

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-BC1 Collateral Summary

Total Number of Loans	2,199	**Prepayment Penalty**	
Total Outstanding Loan Balance	$222,997,907	None	30.4%
Average Loan Principal Balance	$101,409	0.001-1.000	2.5%
Fixed Rate	35.6%	1.001-2.000	15.0%
Adjustable Rate	64.4%	2.001-3.000	40.9%
Prepayment Penalty	69.6%	3.001-4.000	0.5%
Weighted Average Coupon	11.0%	4.001-5.000	10.7%
Weighted Average Margin	6.9%		
Weighted Average Initial Periodic Cap	2.7%	**Geographic Distribution**	
Weighted Average Periodic Cap	1.1%	(Other states account individually for less than	
Weighted Average Maximum Rate	17.2%	6% of the Cut-off Date principal balance)	
Weighted Average Floor	10.8%	TX	11.1%
Weighted Average Original Term (mo.)	331.7	NC	7.6%
Weighted Average Remaining Term (mo.)	302.1	GA	7.0%
Weighted Average Loan Age (mo.)	29.7	FL	6.8%
Weighted Average Combined LTV	88.8%	OH	6.7%
Non-Zero Weighted Average FICO	591	CA	6.6%
Non-Zero Weighted Average DTI	41.1%		
		Occupancy Status	
Product Type		Primary Home	99.5%
2/28 ARM (LIBOR)	47.4%	Investment	0.5%
Fixed Rate	22.3%		
3/27 ARM (LIBOR)	16.8%	**Lien Position**	
Balloon	13.3%	First	100.0%
Other	0.2%	Second	0.0%

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	308	$11,808,749.06	5.30%
50,000.01 - 100,000.00	983	72,964,784.98	32.72
100,000.01 - 150,000.00	568	68,660,590.91	30.79
150,000.01 - 200,000.00	203	34,463,807.53	15.45
200,000.01 - 250,000.00	78	17,217,201.02	7.72
250,000.01 - 300,000.00	32	8,701,814.00	3.90
300,000.01 - 350,000.00	20	6,472,885.09	2.90
350,000.01 - 400,000.00	7	2,708,074.48	1.21
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Minimum: $13,629.07
Maximum: $397,841.32
Weighted Average: $101,408.78

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
7.501 - 8.000	2	$267,897.67	0.12%
8.001 - 8.500	6	1,158,301.71	0.52
8.501 - 9.000	42	5,080,065.46	2.28
9.001 - 9.500	83	10,518,029.85	4.72
9.501 - 10.000	273	30,931,376.71	13.87
10.001 - 10.500	280	29,228,205.92	13.11
10.501 - 11.000	438	45,248,755.05	20.29
11.001 - 11.500	357	36,756,310.90	16.48
11.501 - 12.000	337	32,798,631.20	14.71
12.001 - 12.500	172	15,056,223.70	6.75
12.501 - 13.000	122	10,481,728.07	4.70
13.001 - 13.500	49	3,523,687.86	1.58
13.501 - 14.000	25	1,296,403.22	0.58
14.001 - 14.500	6	346,832.63	0.16
14.501 - 15.000	7	305,457.12	0.14
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Minimum: 7.650%
Maximum: 14.992%
Weighted Average: 10.979%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
120 - 180	406	$33,229,548.32	14.90%
181 - 240	41	2,303,633.31	1.03
241 - 300	6	481,193.67	0.22
301 - 360	1,746	186,983,531.77	83.85
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Minimum: 120
Maximum: 360
Weighted Average: 332

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
60 - 180	407	$33,250,871.16	14.91%
181 - 220	38	2,101,531.39	0.94
221 - 300	9	721,505.46	0.32
301 - 340	1,420	148,326,475.43	66.51
341 - 360	325	38,597,523.63	17.31
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Minimum: 72
Maximum: 350
Weighted Average: 302

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 20.000	2	$56,102.49	0.03%
20.001 - 30.000	5	187,977.01	0.08
30.001 - 40.000	4	121,479.80	0.05
40.001 - 50.000	18	915,156.99	0.41
50.001 - 60.000	27	1,725,926.28	0.77
60.001 - 70.000	98	7,521,105.80	3.37
70.001 - 80.000	504	46,614,702.17	20.90
80.001 - 90.000	807	84,919,308.46	38.08
90.001 >=	734	80,936,148.07	36.29
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Minimum: 9.670%
Maximum: 124.640%
Non-Zero WA: 88.780%

FICO Score(1)			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0 - 499	10	$776,161.84	0.35%
500 - 519	165	13,254,724.49	5.94
520 - 539	196	17,786,362.66	7.98
540 - 559	255	24,646,085.29	11.05
560 - 579	235	23,330,241.29	10.46
580 - 599	430	46,736,106.15	20.96
600 - 619	398	42,870,815.27	19.22
620 - 639	236	25,061,150.84	11.24
640 - 659	149	15,297,277.72	6.86
660 - 679	59	6,189,666.94	2.78
680 - 699	40	4,347,984.25	1.95
700 - 719	11	1,334,709.82	0.60
720 >=	15	1,366,620.51	0.61
Total:	**2,199**	**$222,997,907.07**	**100.00%**

(1) As of origination

Non-Zero Minimum: 447
Maximum: 801
Non-Zero WA: 591

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Purchase	972	$105,595,755.70	47.35%
Cash Out Refinance	877	80,726,315.95	36.20
Rate/Term Refinance	222	21,970,882.00	9.85
Debt Consolidation	121	13,532,657.65	6.07
Construction Permanent	5	895,654.97	0.40
Home Improvement	2	276,640.80	0.12
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,094	$214,908,211.91	96.37%
Condo	69	5,453,534.32	2.45
Townhouse	25	1,930,369.04	0.87
2-4 Family	6	408,984.66	0.18
Manufactured Housing	5	296,807.14	0.13
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Texas	237	$24,772,320.93	11.11%
North Carolina	180	17,047,749.81	7.64
Georgia	135	15,512,557.03	6.96
Florida	155	15,051,642.16	6.75
Ohio	155	14,892,920.52	6.68
California	82	14,671,451.87	6.58
Michigan	141	12,868,123.64	5.77
Illinois	105	10,696,051.26	4.80
Tennessee	104	9,609,853.95	4.31
South Carolina	86	7,673,984.91	3.44
Indiana	74	6,526,776.46	2.93
Virginia	58	6,255,868.91	2.81
Pennsylvania	68	6,092,854.84	2.73
Colorado	30	4,512,471.86	2.02
Washington	30	4,210,329.78	1.89
Missouri	52	4,166,900.67	1.87
Maryland	31	3,852,846.41	1.73
Arizona	30	3,503,690.16	1.57
Louisiana	42	3,487,466.73	1.56
New York	31	2,907,551.61	1.30
Mississippi	43	2,889,865.95	1.30
Nevada	23	2,868,386.88	1.29
Kentucky	40	2,723,873.45	1.22
Minnesota	24	2,704,284.27	1.21
Wisconsin	28	2,687,698.56	1.21
Utah	16	1,873,498.77	0.84
New Jersey	14	1,860,028.42	0.83
Oklahoma	22	1,775,584.82	0.80
Oregon	14	1,725,753.60	0.77
Alabama	19	1,489,610.21	0.67
Other	130	12,085,908.63	5.42
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1% of Amt. Prepaid	106	$9,830,501.13	4.41%
12 Mo. Int. on 80% UPB	21	2,357,056.17	1.06
2 Mo. Int. on UPB	4	488,133.01	0.22
2% Amt Prepaid	51	4,801,258.88	2.15
3% 2% 1% of Amt. Prepaid	9	666,229.40	0.30
3% Amt. Prepaid	70	6,701,786.62	3.01
5% 4% 3% 2% 1% of Amt. Prepaid	32	2,385,255.70	1.07
5% 4% 3% of Amt. Prepaid	14	1,225,997.31	0.55
5% Amt. Prepaid	202	21,600,295.99	9.69
6 Mo. Int. on 80% Amt. Prepaid	922	99,663,134.89	44.69
6% of UPB	43	5,020,913.71	2.25
9 Mo. Int. on Amt. Prepaid	2	344,567.33	0.15
None	723	67,912,776.93	30.45
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,992	$198,912,884.15	89.20%
Unknown	132	17,222,805.33	7.72
Stated	63	5,619,959.03	2.52
No Documentation	12	1,242,258.56	0.56
Total:	**2,199**	**$222,997,907.07**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Restructured Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2002-09	359	$36,613,715.27	16.4%
2002-06	313	33,495,918.83	15.0
2002-04	302	31,270,658.04	14.0
2002-02	284	28,833,678.51	12.9
2002-01	307	28,605,406.80	12.8
2002-07	232	23,292,474.73	10.4
2002-05	195	20,319,800.05	9.1
2002-08	185	18,396,728.18	8.2
2002-03	15	1,531,748.43	0.7
2002-12	6	540,394.03	0.2
2002-10	1	97,384.20	0.0
Total:	**2,199**	**$222,997,907.07**	**100.0%**

Delinquency Table

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0X30	794	$83,160,589.08	37.3%
1X30	473	46,208,256.11	20.7
1X60 or > 3X30	362	35,249,549.94	15.8
2X30	325	33,741,503.68	15.1
3X30	203	20,310,493.45	9.1
1X90 or 2X60	34	3,440,474.53	1.5
2X90 or 3X60	8	887,040.28	0.4
Total:	**2,199**	**$222,997,907.07**	**100.0%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2.501 - 3.000	1	$183,643.45	0.13%
4.001 - 4.500	4	525,390.05	0.37
4.501 - 5.000	19	2,454,200.90	1.71
5.001 - 5.500	68	8,440,207.24	5.88
5.501 - 6.000	108	12,941,658.10	9.02
6.001 - 6.500	256	29,613,781.58	20.64
6.501 - 7.000	276	31,575,737.05	22.00
7.001 - 7.500	224	24,834,276.87	17.31
7.501 - 8.000	156	16,034,373.84	11.17
8.001 - 8.500	76	7,563,622.83	5.27
8.501 - 9.000	40	3,803,281.80	2.65
9.001 - 9.500	21	1,877,439.89	1.31
9.501 - 10.000	17	1,638,800.04	1.14
10.001 - 10.500	8	831,513.23	0.58
10.501 - 11.000	9	940,210.11	0.66
11.001 - 11.500	2	123,876.63	0.09
12.001 >=	1	118,947.37	0.08
Total:	**1,286**	**$143,500,960.98**	**100.00%**

Minimum: 2.750%
Maximum: 12.120%
Weighted Average: 6.939%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,074	$118,022,647.09	82.25%
1.500	184	22,656,841.51	15.79
2.000	12	1,176,458.01	0.82
3.000	16	1,645,014.37	1.15
Total:	**1,286**	**$143,500,960.98**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.110%

First Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	25	$2,509,516.49	1.75%
1.500	100	13,572,335.51	9.46
2.000	208	22,268,615.96	15.52
2.250	1	57,244.09	0.04
3.000	951	104,983,372.56	73.16
6.000	1	109,876.37	0.08
Total:	**1,286**	**$143,500,960.98**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.670%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
13.001 - 13.500	1	$57,244.09	0.04%
14.001 - 14.500	4	1,012,231.85	0.71
14.501 - 15.000	12	1,561,802.32	1.09
15.001 - 15.500	34	4,278,077.60	2.98
15.501 - 16.000	125	15,851,224.08	11.05
16.001 - 16.500	139	15,225,397.77	10.61
16.501 - 17.000	238	26,720,941.73	18.62
17.001 - 17.500	211	22,800,577.02	15.89
17.501 - 18.000	236	26,301,965.80	18.33
18.001 - 18.500	128	14,451,893.92	10.07
18.501 - 19.000	104	10,798,998.01	7.53
19.001 - 19.500	34	2,885,139.20	2.01
19.501 - 20.000	14	1,161,384.98	0.81
20.001 - 20.500	2	226,176.63	0.16
20.501 - 21.000	4	167,905.98	0.12
Total:	**1,286**	**$143,500,960.98**	**100.00%**

NZ Minimum: 13.250%
Maximum: 20.990%
Weighted Average: 17.226%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
4.501 - 5.000	1	$97,876.08	0.07%
5.001 - 5.500	1	110,105.81	0.08
5.501 - 6.000	2	301,584.70	0.21
6.001 - 6.500	6	586,916.08	0.41
6.501 - 7.000	4	465,296.24	0.32
7.001 - 7.500	8	819,328.02	0.57
7.501 - 8.000	4	275,360.43	0.19
8.001 - 8.500	5	1,101,770.27	0.77
8.501 - 9.000	22	3,056,674.53	2.13
9.001 - 9.500	50	6,362,828.34	4.43
9.501 - 10.000	180	22,323,248.89	15.56
10.001 - 10.500	175	19,490,904.28	13.58
10.501 - 11.000	270	30,066,100.75	20.95
11.001 - 11.500	203	22,741,168.98	15.85
11.501 - 12.000	179	19,703,651.42	13.73
12.001 - 12.500	92	8,880,761.20	6.19
12.501 - 13.000	56	5,125,648.85	3.57
13.001 - 13.500	18	1,400,927.84	0.98
13.501 - 14.000	7	485,996.58	0.34
14.501 - 15.000	3	104,811.69	0.07
Total:	**1,286**	**$143,500,960.98**	**100.00%**

Minimum: 4.950%
Maximum: 14.990%
Weighted Average: 10.813%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-01	17	$1,656,275.87	1.15%
2003-02	148	16,387,561.68	11.42
2003-03	136	15,427,012.36	10.75
2003-04	150	17,268,686.05	12.03
2003-05	176	18,885,788.40	13.16
2003-06	194	20,889,717.15	14.56
2003-07	192	21,288,224.81	14.83
2003-08	44	5,654,192.90	3.94
2003-09	41	4,922,947.63	3.43
2003-10	31	3,358,365.24	2.34
2003-11	24	2,631,062.22	1.83
2003-12	14	1,380,802.11	0.96
2004-01	16	1,947,228.59	1.36
2004-02	10	1,020,905.99	0.71
2004-03	5	547,467.78	0.38
2004-04	8	972,704.33	0.68
2004-05	12	1,325,097.58	0.92
2004-06	14	1,745,172.76	1.22
2004-07	19	2,165,616.58	1.51
2004-08	9	891,409.40	0.62
2004-09	10	1,008,268.47	0.70
2004-10	5	606,114.98	0.42
2004-11	4	521,733.36	0.36
2004-12	4	520,236.83	0.36
2005-01	2	385,361.39	0.27
2005-07	1	93,006.52	0.06
Total:	**1,286**	**$143,500,960.98**	**100.00%**

Contacts

MBS Trading	Dan Wallace	(212) 526-8315
	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
Product Management	Arthur Chu	(212) 526-8311
MBS Banking	Stan Labanowski	(212) 526-6211
	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	Darius Houseal	(212) 526-9466